  Exhibit 99.1

High Tide's German Subsidiary Remexian Pharma Showcases Exclusive Canadian Medical Cannabis Brand Partnerships at Mary Jane Berlin 2026

CALGARY, AB, June 17, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its majority-owned subsidiary, Remexian Pharma GmbH ("Remexian"), showcased its exclusive German medical cannabis distribution partnerships with leading Canadian cannabis brands at Mary Jane Berlin 2026, one of Europe's largest cannabis trade shows, held June 11–14, 2026, in Berlin, Germany. Through these partnerships, Remexian is bringing premium Canadian medical cannabis products to German patients and pharmacies, further strengthening its position as a leading importer and distributor in one of the world's fastest-growing medical cannabis markets.

At the event, Remexian featured medical cannabis products from Tribal, Highly Dutch Organic, Weed Me, The Loud Plug, Joi Botanicals and Castle Rock Farms, highlighting its growing portfolio of exclusive brand distribution agreements and connecting these Canadian brands directly with pharmacies, healthcare professionals, patients and other key stakeholders across Germany's rapidly expanding medical cannabis ecosystem.

Germany continues to represent one of the most significant growth opportunities in the global medical cannabis industry, and Remexian's participation in Mary Jane Berlin further reinforces its position as a trusted importer and distributor of premium Canadian medical cannabis products. The event also supported the continued expansion of Remexian's pharmacy network and strengthened relationships with healthcare professionals and industry participants throughout the country.

"The response we received at Mary Jane Berlin reinforces what we are seeing across the German market: patients and healthcare professionals are actively seeking differentiated, high-quality cannabis products backed by trusted brands. Through Remexian, we are bringing some of Canada's most recognized and in-demand cannabis brands directly to this growing patient base. We believe our unmatched procurement capabilities and expanding portfolio of exclusive distribution agreements are creating a meaningful competitive advantage in Germany," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"By continuously broadening our product offering and strengthening relationships across the supply chain, we are positioning Remexian to capture an even larger share of one of the world's most attractive medical cannabis markets. This is another example of how High Tide is leveraging its Canadian strengths to build a globally diversified cannabis platform with multiple avenues for long-term growth," Added Mr. Grover

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 228 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the growth potential for Remexian and the ability to capture further market share. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 17-JUN-26